                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 42)

                           AMERICAN REALTY TRUST, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   029177-40-9
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                                 (CUSIP Number)


                                Robert A. Waldman
                     10670 N. Central Expressway, Suite 600
                               Dallas, Texas 75231
                                 (214) 692-4758
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 3, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029177-40-9

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   1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

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   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

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   3)  SEC Use Only

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   4)  Source of Funds (See Instructions)     OO

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   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]

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   6)  Citizenship or Place of Organization   Nevada

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                    7)   Sole Voting Power             -0-

                    ------------------------------------------------------------
 Number of
Shares Bene-        8)   Shared Voting Power           -0-
 ficially
 Owned by           ------------------------------------------------------------
Each Report-
ing Person          9)   Sole Dispositive Power        -0-
  With
                    ------------------------------------------------------------

                    10)  Shared Dispositive Power      -0-

--------------------------------------------------------------------------------

   11) Aggregate Amount Beneficially Owned by Each Reporting Person   -0-

--------------------------------------------------------------------------------

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------

   13) Percent of Class Represented by Amount in Row (11)   -0-

--------------------------------------------------------------------------------

   14) Type of Reporting Person (See Instructions)     CO

CUSIP No. 029177-40-9

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   1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       (entities only)

                  National Operating, L.P., FEI No. 75-2163170

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   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3)  SEC Use Only

--------------------------------------------------------------------------------

   4)  Source of Funds (See Instructions)     OO

--------------------------------------------------------------------------------

   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------

   6)  Citizenship or Place of Organization   Delaware

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                    7)   Sole Voting Power             -0-

                    ------------------------------------------------------------
 Number of
Shares Bene-        8)   Shared Voting Power           -0-
 ficially
 Owned by           ------------------------------------------------------------
Each Report-
ing Person          9)   Sole Dispositive Power        -0-
  With
                    ------------------------------------------------------------

                    10)  Shared Dispositive Power      -0-

--------------------------------------------------------------------------------

   11) Aggregate Amount Beneficially Owned by Each Reporting Person   -0-

--------------------------------------------------------------------------------

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------

   13) Percent of Class Represented by Amount in Row (11)   -0-

--------------------------------------------------------------------------------

   14) Type of Reporting Person (See Instructions)     PN

CUSIP No. 029177-40-9

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   1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759

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   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3)  SEC Use Only

--------------------------------------------------------------------------------

   4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------

   6)  Citizenship or Place of Organization   Texas

--------------------------------------------------------------------------------

                    7)   Sole Voting Power             -0-

                    ------------------------------------------------------------
 Number of
Shares Bene-        8)   Shared Voting Power           -0-
 ficially
 Owned by           ------------------------------------------------------------
Each Report-
ing Person          9)   Sole Dispositive Power        -0-
  With
                    ------------------------------------------------------------

                    10)  Shared Dispositive Power      -0-

--------------------------------------------------------------------------------

   11) Aggregate Amount Beneficially Owned by Each Reporting Person   -0-

--------------------------------------------------------------------------------

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------

   13) Percent of Class Represented by Amount in Row (11)   -0-

--------------------------------------------------------------------------------

   14) Type of Reporting Person (See Instructions)     OO

CUSIP No. 029177-40-9

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   1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       (entities only)

           Transcontinental Realty Investors, Inc., FEI No. 94-656582

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   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3)  SEC Use Only

--------------------------------------------------------------------------------

   4)  Source of Funds (See Instructions)    OO

--------------------------------------------------------------------------------

   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------

   6)  Citizenship or Place of Organization   Nevada

--------------------------------------------------------------------------------

                    7)   Sole Voting Power             -0-

                    ------------------------------------------------------------
 Number of
Shares Bene-        8)   Shared Voting Power           -0-
 ficially
 Owned by           ------------------------------------------------------------
Each Report-
ing Person          9)   Sole Dispositive Power        -0-
  With
                    ------------------------------------------------------------

                    10)  Shared Dispositive Power      -0-

--------------------------------------------------------------------------------

   11) Aggregate Amount Beneficially Owned by Each Reporting Person   -0-

--------------------------------------------------------------------------------

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------

   13) Percent of Class Represented by Amount in Row (11)   -0-

--------------------------------------------------------------------------------

   14) Type of Reporting Person (See Instructions)     CO

ITEM 1. SECURITY AND ISSUER

   This Amendment No. 42 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of AMERICAN REALTY TRUST, INC., a Georgia corporation ("ART" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 41 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of ART are located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Shares is 029177-40-9.

   At Special Meetings of the stockholders of American Realty Trust, Inc. ("ART") and Unitholders of National Realty, L.P., a Delaware limited partnership ("NRLP"), held on March 21, 2000, the security holders of each entity approved a proposal for a tax-free reorganization and combination of the ownership of the two entities by consolidation with and into American Realty Investors, Inc. ("ARI"). The consolidation was effectuated by closing on August 3, 2000, separate mergers of ART and NRLP with and into wholly-owned subsidiaries of ARI with the result that ART and NRLP became wholly-owned subsidiaries of ARI with the securities of ART and NRLP converted into securities of ARI. At such closing, effective August 3, 2000, ART stockholders received 0.91 shares of ARI Common Stock in exchange for each share of ART Common Stock held, and the NRLP Unitholders received one share of ARI Common Stock for each Unit held. ART and NRLP each continue business operations as wholly-owned subsidiaries of ARI with no change in management of the combined entities or their properties. With the consummation of the transaction, each of the "Reporting Persons" (as defined in Item 2 below) cease to be holders of Shares.


ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(f) This Amendment No. 42 is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation ("BCM"), National Operating, L.P., a Delaware limited partnership ("NOLP"), the Gene E. Phillips Children's Trust, a trust formed under the laws of the State of Texas (the "GEP Trust"), and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which continue to have their principal executive offices located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. All of BCM, NOLP, GEP Trust and TCI are collectively referred to as the "Reporting Persons."

   The Reporting Persons filed an Original Statement on Schedule 13D and Amendments Nos. 1 through 41 thereto (all collectively the "Amended Statement"), Amendment No. 41 of which was filed with respect to events occurring on June 15, 2000. All items set forth in this Amendment No. 42 are in addition to the information


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provided in the Amended Statement; accordingly, only the items which have changed since the filing of Amendment 41 are the subject of this Amendment No.
42. All information set forth in Item 2 of the Amended Statement as last reflected by Amendment No. 41 thereto remains correct as of the date of this Amendment No. 42.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (e) See Item 1 above for a description of the consolidation which resulted in ART becoming a wholly-owned subsidiary of ARI effective August 3, 2000. The result of such transaction is that each of the Reporting Persons ceased to be holders of the Shares and each Share was converted into the right to receive
0.91 shares of ARI Common Stock. Therefore, the date on which the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares was August 3, 2000.


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                                   SIGNATURES

   After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 42 to Statement on Schedule 13D is true, complete and correct.

Dated: August 22, 2000

                                           BASIC CAPITAL MANAGEMENT, INC.


                                           By:  /s/ Karl L. Blaha
                                              ----------------------------------
                                                Karl L. Blaha, President


                                           NATIONAL OPERATING, L.P., acting by,
                                           through and under its sole general
                                           partner, NRLP MANAGEMENT CORP.



                                           By:  /s/ Karl L. Blaha
                                              ----------------------------------
                                                Karl L. Blaha, President


                                           GENE E. PHILLIPS CHILDREN'S TRUST



                                           By:  /s/ Donald W. Phillips
                                              ----------------------------------
                                                Donald W. Phillips, Trustee


                                           TRANSCONTINENTAL REALTY INVESTORS,
                                           INC.



                                           By:  /s/ Karl L. Blaha
                                              ----------------------------------
                                                Karl L. Blaha, President


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